                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 31)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                December 6, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



                         (Continued on following pages)

---------------------------------
CUSIP No. 422317 10 7                             13D
---------------------------------
======= ========================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                  HEARST BROADCASTING, INC.
======= ========================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
======= ========================================================================
  3.    SEC USE ONLY


======= ========================================================================
  4.    SOURCE OF FUNDS
                                   WC
======= ========================================================================
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
======= ========================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
================================================================================
                          7.    SOLE VOTING POWER
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        ========================================================
                          8.    SHARED VOTING POWER

                                         59,589,677
                        ========================================================
                          9.    SOLE DISPOSITIVE POWER


                        ========================================================
                         10.    SOLE DISPOSITIVE POWER

                                        59,589,677
========== =====================================================================
  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        59,589,677
========== =====================================================================
  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |-|
========== =====================================================================
  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        64.83%
========== =====================================================================
  14.      TYPE OF REPORTING PERSON
                                        CO
========== =====================================================================

---------------------------------
CUSIP No. 422317 10 7                               13D
---------------------------------
======= ========================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                  HEARST HOLDINGS, INC.
======= ========================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
======= ========================================================================
  3.    SEC USE ONLY


======= ========================================================================
  4.    SOURCE OF FUNDS
                                  WC
======= ========================================================================
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
======= ========================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
================================================================================
                          7.    SOLE VOTING POWER
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        ========================================================
                          8.    SHARED VOTING POWER
                                         59,589,677
                        ========================================================
                          9.    SOLE DISPOSITIVE POWER

                        ========================================================
                         10.    SHARED DISPOSITIVE POWER
                                         59,589,677
======= ========================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         59,589,677
======= ========================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |-|
======= ========================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      64.83%
======= ========================================================================
  14.   TYPE OF REPORTING PERSON
                                      CO
======= ========================================================================

---------------------------------
CUSIP No. 422317 10 7                             13D
---------------------------------
======= ========================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                    THE HEARST CORPORATION
======= ========================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
======= ========================================================================
  3.    SEC USE ONLY


======= ========================================================================
  4.    SOURCE OF FUNDS
                                   WC
======= ========================================================================
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
======= ========================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
================================================================================
                          7.    SOLE VOTING POWER
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        ========================================================
                          8.    SHARED VOTING POWER
                                         59,589,677
                        ========================================================
                          9.    SOLE DISPOSITIVE POWER

                        ========================================================
                         10.    SHARED DISPOSITIVE POWER
                                         59,589,677
======= ========================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         59,589,677
======= ========================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |-|
======= ========================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      64.83%
======= ========================================================================
  14.   TYPE OF REPORTING PERSON
                                       CO
======= ========================================================================
                                       4

---------------------------------
CUSIP No. 422317   10 7                        13D
---------------------------------
======= ========================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST FAMILY TRUST
======= ========================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a)|_|
                                                                          (b)|_|
======= ========================================================================
  3.    SEC USE ONLY


======= ========================================================================
  4.    SOURCE OF FUNDS
                                   WC
======= ========================================================================
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
======= ========================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
================================================================================
                          7.    SOLE VOTING POWER
     NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        ========================================================
                          8.    SHARED VOTING POWER
                                         59,589,677

                        ========================================================
                          9.    SOLE DISPOSITIVE POWER


                        ========================================================
                         10.    SHARED DISPOSITIVE POWER
                                         59,589,677

======= ========================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         59,589,677

======= ========================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |-|
======= ========================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       64.83%
======= ========================================================================
  14.   TYPE OF REPORTING PERSON
                                      OO (Testamentary Trust)
======= ========================================================================

                                  SCHEDULE 13D

         This Amendment No. 31, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $6,719,655.00. Hearst Broadcasting used its working capital to make such purchases.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

         On May 19, 1998, the Board of Directors of Hearst (the "Board") approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, the Board approved the purchase from time to time by Hearst Broadcasting of up to twenty million shares of the Issuer (inclusive of the fifteen million shares previously authorized). There can be no assurance as to when or whether such transactions might occur or the precise number of shares to be acquired, though it is expected that Hearst will continually review its equity position in the Issuer from time to time to determine whether or not to acquire additional shares.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of December 8, 2000 the Reporting Persons owned 18,291,029 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 59,589,677 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 64.83% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.


         (c) Since filing Amendment No. 30 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:


       DATE             # OF SHARES       PRICE PER SHARE ($)       COST ($)
       ----             -----------       -------------------       --------
     10/09/00            330,000               19.0000            6,283,200.00

     10/09/00              1,000               19.5000               19,540.00

     12/01/00             19,000               17.9375              341,572.50

     12/04/00                500               17.8125                8,926.25

     12/04/00              1,600               17.8750               28,664.00

     12/04/00              2,100               17.9375               37,752.75
                          ------                                    ----------
        Total            354,200                                  6,719,655.50
                         =======                                  ============

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2000



                                                     HEARST BROADCASTING, INC.


                                                     By:    /s/ Jodie W. King
                                                         -----------------------
                                                        Name:   Jodie W. King
                                                        Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2000



                                                     HEARST HOLDINGS, INC.


                                                     By:   /s/ Jodie W. King
                                                         -----------------------
                                                        Name:  Jodie W. King
                                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2000



                                                     THE HEARST CORPORATION


                                                     By:   /s/ Jodie W. King
                                                         -----------------------
                                                        Name:  Jodie W. King
                                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2000



                                             THE HEARST FAMILY TRUST


                                             By:    /s/ Gilbert C. Maurer
                                                 -------------------------
                                                 Name:  Gilbert C. Maurer
                                                 Title: Trustee


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